Form 10-K, Exhibit 13
period 1994-09-30
APPLIED MAGNETICS CORP
filed 1994-12-30
CIK 6948

                                   FORM  10-K
                                   EXHIBIT 13
                                   ==========



                                 ANNUAL REPORT


                         APPLIED MAGNETICS CORPORATION








               [INSERT HERE EDGARIZED VERSION OF ANNUAL REPORT]

                               1994 ANNUAL REPORT




                                        [LOGO OF APPLIED MAGNETICS CORPORATION]

COMPANY PROFILE

  Founded in 1957, Applied Magnetics Corporation is a leading independent supplier of magnetic recording heads for disk drive applications for the worldwide data storage segment of the computer industry. Applied Magnetics is among the largest independent suppliers of inductive thin-film and ferrite disk heads. In addition, the Company has made significant progress in the development of magnetoresistive (MR) thin-film disk heads. The Company's customers include most major disk and tape drive manufacturers and several computer systems companies.

  Applied Magnetics operates in five countries and employs approximately 5,500 persons worldwide. The Company's stock is listed on the New York Stock Exchange and trades under the symbol APM.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                             COMPARATIVE HIGHLIGHTS

            (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYMENT AMOUNTS)

                                1994      1993      1992      1991      1990
                              --------  --------  --------  --------  --------
OPERATIONS
Net sales...................  $275,927  $335,898  $297,864  $385,053  $304,465
Income (Loss) from
 continuing operations......   (52,670)  (43,728)      315   (15,805)   (8,218)
Loss from discontinued
 operations.................       --        --    (25,422)   (2,479)   (1,802)
Net loss....................   (52,670)  (43,728)  (25,107)  (18,284)  (10,020)
Net income (loss) per share:
  Net income (loss) from
   continuing operations....  $  (2.39) $  (2.17) $   0.02  $  (0.97) $  (0.51)
  Loss from discontinued
   operations...............       --        --      (1.53)    (0.15)    (0.11)
  Net loss..................  $  (2.39) $  (2.17) $  (1.51) $  (1.12) $  (0.62)
Weighted average common and
dilutive equivalent shares
outstanding:                    22,082    20,156    16,604    16,294    16,038
Order backlog...............  $ 64,781  $ 77,126  $ 96,104  $113,794  $166,575
Year-end employment.........     5,531     7,259     7,407     9,183    10,868
BALANCE SHEET
Working capital.............  $(36,443) $ 33,920  $ 17,823  $ 17,677  $ 71,778
Total assets................   220,556   278,516   263,319   299,811   326,893
Total debt..................    67,151    57,183    71,224    74,850    92,267
Shareholders' investment....    98,433   151,095   124,399   150,078   166,833

Note: Balance Sheet data for 1990 and 1991 have not been restated for discontinued operations.

                            LETTER TO SHAREHOLDERS

  1994 was a very difficult and trying year for Applied Magnetics. We entered the year after having announced a restructuring charge of approximately $50.0 million for the fiscal year ended September 30, 1993 and our expectations that the Company would not return to profitability until the latter half of fiscal 1994.

  Regrettably, the Company has not yet returned to profitability. For the year ended September 30, 1994, sales were $275.9 million down 17.9% from the preceding fiscal year's revenues of $335.9 million. Our net loss for 1994 was $52.7 million or $2.39 per share as compared to a net gain of $5.2 million or $0.26 per share, excluding restructuring charges, for the preceding year.

  During 1994, the Company began to make volume production shipments for a number of new disk drive programs some of which utilize thin-film nanoslider (50%) disk head products. We also achieved some successes in obtaining "design-in" positions on new programs and made important progress in the design and development of new products. However, we also experienced manufacturing difficulties and production yield problems and difficulties in implementing a cost effective transition of some programs from the developmental stage to the volume production level. These problems and difficulties resulted in significant operating losses, negative cash flows and a deteriorating financial condition.

  In response to these developments your Board of Directors took a number of actions. Qualified investment bankers were engaged to assist in exploring various strategic alliance options to maximize shareholder value. Significant cost reductions and cost controls were implemented including substantial reductions in the employment force, salary reductions and curtailment of capital expenditures. Substantial changes in the executive management team have been made and, in August, an experienced crisis management firm was retained to provide turnaround assistance and to assist in efforts designed to maintain Applied Magnetics' viability and ultimately return the Company to profitability.

  Aggressive cash management practices have improved the Company's cash position. Production yields have improved. In addition, the Company recently concluded the sale of its Tape Head business unit to Seagate Technology, Inc. for $21.5 million cash of which $6.5 million will be held in escrow pending completion by the Company of certain performance requirements under its contractual arrangements with the Tape Head unit. Most of these performance requirements are scheduled for completion within twelve (12) months following the sale of this business unit. An additional $1.0 million is being held in escrow as a standard hold-back to cover potential claims of the buyer under certain representations and warranties made by the Company in connection with the sale.

  Many of the steps were painful but necessary in order to assure the Company's continued viability. Moreover, positive developments have resulted. The Company believes that it has made substantial achievements in certain technology areas, particularly in the implementation of integrated slider fabrication and air bearing surface processes, and that it continues to be a leading contender for the supply of MR disk heads.

  We expect fiscal 1995 will be a rebuilding process for Applied Magnetics. We will continue to manage cash and working capital resources, control costs, work towards improvement of our manufacturing processes and production yields and reduce cycle times throughout the product-development-to-volume-production process.

  Market shifts and product mix changes will continue. Overall, we continue to expect that sales of ferrite disk heads will decline. However, on a case-by-case basis there will be some demand for these products, as an alternative to thin film disk heads, for selective disk drive applications. The Company will continue to evaluate these opportunities on the basis of, among other things, its capabilities, resources and profitability objectives.

  Technological challenges relating to new generations of designs for thin-film disk heads and the continued development of MR disk heads will continue to arise. However, the Company believes that its expertise, capabilities and resources and, in the case of MR, its substantial investment in this technology, will enable it to respond to these developments.

  Despite these achievements and the other steps we have taken, the turnaround is not yet complete. The Company's successful return to profitability depends on its ability to show continuous improvement in its manufacturing processes and sustained increases in thin film disk head production volumes. The accomplishments that have been made over the last year reflect the confidence and support of our customers and suppliers and the dedication and commitment of many hard working employees under difficult circumstances. It is our belief that these accomplishments, the continued dedication of loyal and competent employees and the support of our shareholders, customers and suppliers will continue to make Applied Magnetics an acknowledged leader in customer service, quality, technology and cost.

  Dedication and loyalty are qualities that have been demonstrated by many Company employees and representatives, including William E. Terry who served as a member of your Board of Directors for over twenty years before resigning on December 28, 1994. He informed the Board that, as a retired director and executive officer of Hewlett-Packard Co., he continues to have certain obligations to his former employer which recently announced the formation of a joint venture to pursue development of MR disk heads. Because Applied Magnetics is also engaged in the development of these products, Mr. Terry felt that it was appropriate for him to withdraw from the Company's Board. Mr. Terry's resignation was understandable but nevertheless accepted with regret. While he will be missed, we are grateful for the many years of loyal and dedicated service, valuable counsel and guidance that he has provided to the Company.

                                          Craig D. Crisman
                                          President and Chief Executive
                                           Officer

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            THREE MONTHS ENDED
                                --------------------------------------------
                                DECEMBER 31 MARCH 31  JUNE 30   SEPTEMBER 30
                                ----------- --------  --------  ------------
1994
Net sales......................   $71,244   $69,834   $ 70,289    $ 64,560
Gross profit (loss)............     3,747     3,342     (1,263)     (6,689)
Net loss.......................    (6,245)   (9,375)   (16,505)    (20,545)
Net loss per share:               $ (0.28)  $ (0.42)  $  (0.75)   $  (0.93)
Weighted average common and
dilutive equivalent
shares outstanding:                22,079    22,087     22,081      22,080
1993
Net sales......................   $74,556   $86,871   $ 97,351    $ 77,120
Gross profit...................    14,020    17,138     19,548       5,614
Net income (loss)..............     2,133     3,614      7,310     (56,785)(a)
Net income (loss) per share:
  Primary......................      0.13      0.18       0.33       (2.57)
  Fully diluted................      0.12      0.17       0.31       (2.57)
Weighted average common and
dilutive equivalent shares
outstanding:
  Primary......................    17,003    20,623     22,486      22,059
  Fully diluted................    17,472    21,488     23,365      22,059

- - --------
(a) The results for the three months ended September 30, 1993 reflect charges of $10.0 million taken by the Company in relation to anticipated costs of further consolidating manufacturing resources and a non-cash charge of$39.6 million to write-down manufacturing equipment to its estimated net realizable value as a result of the unexpected rapid market transition from ferrite to thin-film and from thin-film microslider ("70%") to the nanoslider ("50%") form factor.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Over the three year period ended September 30, 1994, the Company has experienced a decline in its ferrite disk head business that was more rapid and more severe than had been expected and, correspondingly, a faster and more expansive growth in demand for thin-film disk head products. During these years the Company was also confronted with a sudden and unexpected change in market demands from the thin-film microslider (70%) to nanoslider (50%) form factor. It has made substantial efforts and significant investments in its attempts to respond to these developments. During this period, the Company also attempted to develop, refine and bring to production no less than six different generations of new or advanced thin-film disk head designs and related manufacturing and production processes. It has also made significant commitments to the development of designs, processes and equipment for the production of magnetoresistive ("MR") disk heads, having invested an aggregate of approximately $33.6 million in this technology in fiscal years 1993 and 1994. Significant price erosion in the magnetic recording head segment of the market also occurred during this three year period as did oversupply conditions which resulted in major order cancellations and reschedules.

  The Company has made important progress and valuable technological improvements in a number of areas relating to its disk head products over this period. It has achieved volume production shipments of nanoslider thin-film disk heads. Most recently, it has achieved measurable success in being able to offer fully etched air bearing ("FEAB") and other negative air pressure bearing disk head designs that allow certain of its products to demonstrate improved performance. Although the shipment levels of thin-film disk heads in the first three quarters of fiscal 1994 were comparatively flat, increases in these shipments were reflected in the fourth quarter of 1994 and the Company expects continuing, modest revenue growth in these products in 1995. Additionally, it has shipped prototype quantities of MR disk heads.

  However, the Company experienced a number of difficulties over this period, including manufacturing problems, production yield and quality issues and in each of the fiscal years ended September 30, 1992, 1993 and 1994, the Company sustained significant losses. The loss in fiscal 1992 resulted from charges of $23.0 million for discontinued operations and $18.0 million for restructuring. These charges were taken in connection with a comprehensive strategic financial planning and operating plan announced in June, 1992. As part of the plan, management decided to focus the Company's business solely on the design, manufacture and sale of magnetic recording head products for disk and tape drive applications. Management committed to focus capital expenditures on thin-film disk head production and MR disk head technology.

  The execution of the strategic plan, completed in 1993, included the sale of non-core businesses, establishing strategic corporate relationships with Hitachi Metals, Ltd. ("HML") and Conner Peripherals, Inc. ("Conner") and a secondary public offering of common stock. The loss in fiscal 1993 resulted from a restructuring charge of $49.6 million taken in the fourth quarter in response to significant order cancellations and reschedules received in September 1993 and related product and technology transitions, particularly the unexpectedly rapid market transition from ferrite to thin-film and from the thin-film microslider ("70%") to the nanoslider ("50%") form factor. The restructuring charge included anticipated costs of further consolidating manufacturing resources and a non-cash charge of $39.6 million to write-down production assets (primarily related to ferrite and thin-film microslider production) to their estimated net realizable values.

  During fiscal 1994, the market demand for nanoslider products continued to increase. The Company achieved some successes in obtaining "design in" positions on a number of new programs and made important progress in the design and production of new, advanced thin-film disk heads. However, in connection with some of these programs, it also experienced manufacturing difficulties and production yield problems which impacted the Company's ability to quickly ramp production of thin-film disk heads to achieve desired levels of volume shipments of these products in response to strong market demand. These problems and difficulties resulted in operating losses and negative cash flows for fiscal 1994.

ANNUAL RESULTS OF OPERATIONS

                                                   YEARS ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1994      1993      1992
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
      Thin-Film Disk Head Products
        Net sales................................. $133,909  $139,553  $ 43,027
        Percentage of total.......................     48.5%     41.6%     14.4%
      Ferrite Disk Head Products
        Net sales.................................  123,254   177,094   234,589
        Percentage of total.......................     44.7%     52.7%     78.8%
      Tape Head Products
        Net sales.................................   18,764    19,251    20,248
        Percentage of total.......................      6.8%      5.7%      6.8%
                                                   --------  --------  --------
      Total Net Sales............................. $275,927  $335,898  $297,864
                                                   ========  ========  ========

  NET SALES: Net sales decreased 17.9% from fiscal 1993 to 1994. Net sales of thin-film disk head products increased as a percentage of total net sales from 41.6% of net sales in 1993 to 48.5% of net sales in 1994 but, in absolute terms, net sales decreased slightly, by 4.0%, from 1993 to 1994. The decline was caused by difficulties experienced by the Company in achieving production volumes for nanoslider products. Net sales of thin-film disk head products for the first three quarters of fiscal 1994 were $32.5 million, $30.9 million, and $32.5 million, respectively. In the fourth quarter of fiscal 1994, thin-film shipments increased to $38.0 million as a result of improved production yields. Net sales of ferrite disk head products decreased 30.4% in fiscal 1994 from the preceding year as a result of the continued maturing of the ferrite-based disk drive programs for which the Company is a supplier and the increased availability of competitively priced thin-film disk heads. Net sales of the Company's tape head products remained flat in fiscal 1994 as compared to 1993. Tape head products were produced by the Company's Tape Head business unit which was sold to Seagate Technology, Inc. ("Seagate") on December 10, 1994.

  Net sales increased 12.8% from fiscal 1992 to 1993. Net sales of thin-film disk head products increased 224.3% in fiscal 1993 as a result of increased market acceptance of the Company's thin-film microslider products and the Company's ability to deliver these products in volume. Net sales in ferrite disk head products decreased 24.5% from fiscal 1992 to 1993 as a result of maturing ferrite-based disk drive programs for which the Company is a supplier. Net sales of tape head products declined modestly in fiscal 1993 as compared to 1992.

  GROSS PROFIT: The gross margin (loss) was (0.3%) in fiscal 1994, 16.8% in fiscal 1993 and 19.0% in fiscal 1992. The gross margin decline in fiscal 1994 was primarily due to lower sales volume, lower average unit sales prices and manufacturing difficulties. The gross margin decline from fiscal 1992 to 1993 reflected the order cancellations and reschedules which occurred in September 1993 which led to a sharp decline in fourth quarter sales and related charges to inventory reserves. The gross margin for the nine months ended June 30, 1993, was 19.6%.

  RESEARCH AND DEVELOPMENT: Research and development expenses, net of cost offsets recognized from development funding received under various joint development agreements, increased by $7.2 million from fiscal 1993 to 1994. The Company continues to invest in advanced technology products and processes. The joint development agreements include a License and Technology Development Agreement with Hitachi Metals, Ltd. ("HML") (the "HML Agreement") for the advancement of the Company's inductive thin-film technology and the development and commercialization of MR disk head products and joint product development agreements with certain major disk drive manufacturers for MR disk head development. Under these agreements, the Company recognized $14.1 million and $15.1 million in fiscal years 1994 and 1993, respectively, as offsets to research and development expenses. The development effort under two of the Company's agreements with disk drive companies was completed or substantially completed by the end of fiscal 1994; development efforts are continuing under one agreement and have been indefinitely suspended under another agreement. The Company does not anticipate receiving any significant amount of development funding from customers and strategic partners in fiscal 1995. However, the Company may enter into additional collaborative development programs in the future. Research and development expenses decreased by $6.6 million from fiscal 1992 to 1993.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses decreased in absolute dollars by 15.4% to $22.5 million in fiscal 1994, while increasing slightly as a percentage of sales to 8.1% from 7.9%, reflecting the lower net sales in fiscal 1994. The decrease in dollar amount was primarily as a result of staff and salary reductions and cost controls initiated in response to lower sales volume. Selling, general and administrative expenses increased in dollar amount by 4.2% to $26.6 million from fiscal 1992 to 1993, primarily as a result of higher general and administrative costs incurred to support the Company's growth in offshore production operations.

  SPECIAL CHARGES: There were no special charges taken in fiscal 1994. Results for fiscal 1993 include a restructuring charge of $49.6 million which included $10.0 million related to anticipated costs of further consolidating manufacturing resources and $39.6 million related to the write-down of manufacturing equipment to estimated net realizable values primarily as a result of the unexpectedly rapid market transition from ferrite to thin-film and from the thin-film microslider to the nanoslider form factor. Results for fiscal 1992 include a charge for discontinued operations of $23.0 million and a restructuring charge of $18.0 million related to costs associated with continued consolidation and streamlining of the Company's continuing operations and write-offs of certain equipment and tooling.

  The Company also recognized a recovery of $7.7 million in 1992 related to bad debt provisions taken in prior years. The primary source of the recovery was proceeds from the sale of approximately 499,000 shares of Maxtor Corporation common stock which were received as part of a debt settlement agreement with Maxtor. Maxtor acquired the assets of MiniScribe Corporation, a former trade debtor of the Company that filed for bankruptcy protection in 1990. In addition, the Company recognized income from the licensing of technology to HML in the amount of $10.0 million. See Note 6 of Notes to Consolidated Financial Statements for further discussion on restructuring charges, provisions for customer bankruptcies and related recoveries. See Note 2 of Notes to Consolidated Financial Statements for segment of business information which allocated non-recurring items between foreign and domestic operations, on the basis of the location in which the original sale was recorded for customer bankruptcy charges and in the respective locations in which restructuring costs were incurred.

  INTEREST INCOME AND EXPENSE: Interest income remained unchanged in fiscal 1994 from 1993, primarily due to similar average cash balances in both years. Interest income increased $0.6 million in fiscal 1993 from fiscal 1992, primarily as a result of investment of a portion of the proceeds from the public offering of common stock in February 1993. Interest expense decreased $1.4 million in fiscal 1994 from fiscal 1993 which included the write-off of certain loan origination expenses related to repayment of debt from the proceeds of the Company's equity offering in February, 1993. Interest expense decreased $0.3 million in fiscal 1993 from 1992 primarily as a result of lower average debt outstanding during fiscal 1993.

  OTHER INCOME (EXPENSE): Other income (expense) primarily consisted of foreign exchange translation and transaction gains and losses.

  PROVISION FOR INCOME TAXES: For each of fiscal years 1994 and 1993, the most significant component of the provision for income taxes was foreign taxes for which there were no foreign tax credit offsets available. See Note 3 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  The manufacture of recording heads, particularly thin-film and MR disk heads, is capital intensive. In fiscal 1994, revenues fell below 1993 volumes, and the Company experienced manufacturing difficulties and production yield problems. These factors combined to reduce the Company's cash balance from $49.4 million at September 30, 1993, to $20.8 million at September 30, 1994. In addition, as a result of significant operating losses and capital expenditures during fiscal 1994, at September 30, 1994 the Company had a negative working capital of $36.4 million as compared to a positive working capital of $33.9 million at September 30, 1993.

  As a result, the Company's ability to make major capital investments in equipment, tooling and facilities to support improvements and investments in its thin-film disk head products and technology has been constrained. The Company has, however, successfully managed its working capital to make selected capital expenditures during this period. In response to these developments, and in connection with the management changes implemented in the fourth quarter of fiscal 1994, the Company implemented cost and cash expenditure controls that included staff reductions and aggressive cash management practices.

  The Company has also negotiated accelerated payment terms with some of its key customers and is pursuing other financing alternatives, including new loan and credit facilities, extensions or renewals of existing facilities, lease financing opportunities and other cash and working capital sources.

  During fiscal 1994, the Company experienced a net use of cash in the amount of $12.9 million for operating activities which included receipt of $15.9 million of joint development funding received under the HML and other development agreements, and decreases in accounts receivable and inventory of $19.1 million and $10.9 million, respectively. During fiscal 1994, net cash from financing activities was $9.0 million, primarily from utilization of the Company's unsecured credit facility with a Malaysian bank. During this period, the Company made capital expenditures of $31.5 million, primarily related to increasing thin-film disk head production capacity and to development of MR disk head technology. Additionally, the Company entered into $12.0 million of operating leases with terms of up to three (3) years.

  At September 30, 1994, total debt, including notes payable, was $67.2 million, an increase of $10.0 million from the balance outstanding at September 30, 1993. The Company had fully drawn down its unsecured Malaysian credit facility to $46.1 million, which has no stated maturity but is callable on demand from a bank in Malaysia where the Company has substantial manufacturing operations. The Company also had outstanding $10.0 million under a revolving credit facility with a commercial bank. The credit facility provides for up to $10.0 million in aggregate commitments, is supported by a letter of credit issued for the account of HML, subject to reimbursement by the Company and the interest rate under this credit facility was 5.4% for the year ended September 30, 1994. This credit facility was amended to extend the maturity to March 15, 1995. All other terms of the facility remain unchanged.

  The Company also had outstanding a $10.0 million note with Conner, pursuant to a Note Purchase Agreement, which is secured by accounts receivable arising from sales to Conner and by certain capital equipment. The underlying loan, which matures December 31, 1994, is convertible, at Conner's election at any time, into shares of the Company's Common Stock at a conversion price of $10.25 per share. Interest expense on the underlying loan was prepaid at issuance, resulting in net proceeds to the Company of approximately $8.6 million. On December 21, 1994, in connection with the contemplated credit agreement between the Company and The CIT Group/Business Credit, Inc. ("CIT"), described below, the Company and Conner entered into an agreement to extend the maturity date of the Note Purchase Agreement to the earlier of January 10, 1995, or the closing date of the CIT credit agreement. See Note 5 of Notes to Consolidated Financial Statements.

  In 1995, the Company plans approximately $49.0 million in capital expenditures relating primarily to improving thin-film production processes, increasing thin film production capacity and development of MR technologies. During the next twelve months, the Company believes that additional sources of capital will be required in order to fund the planned production ramp-up of thin-film and MR disk heads and to maintain planned levels of research and development and capital expenditure levels required for these disk head technologies. The Company has implemented an operating and cash management plan, the objective of which is to provide sufficient cash flows from operations to meet its operating and capital expenditure requirements consistent with management's intentions to return the Company to profitability by the end of fiscal 1995. Management believes that it will be able to reduce its funding requirements for planned but not committed capital expenditures if market demand for those products does not materialize or declines. However, if the Company is unable to increase sales and maintain production yields at acceptable levels in order to permit it to execute customer orders for the new drive programs in a manner consistent with management's intentions to return to profitability by the end of fiscal 1995, there could be a significant adverse impact on liquidity, which would require the Company to obtain additional capital from external sources. There are no assurances that such sources of capital will be available or that the terms associated with external funding sources will be satisfactory to the Company. If the Company is unable to obtain sufficient capital, it would need to curtail its capital, research and development and working capital expenditures which would adversely affect the Company's future years' operations and competitive position.

  The Company's accounts receivable and inventory balances are heavily concentrated with a small number of customers. Sales to Conner, Maxtor, Quantum and IBM accounted for 53%, 13%, 10% and 10%, respectively, of the Company's sales in 1994. If any large customer of the Company became unable to pay its debts to the Company, liquidity would be adversely affected. Further, while management has not been informed of any facts or circumstances suggesting that the Malaysian bank intends, during fiscal 1995, to cease making the Malaysian Credit Facility available, should the bank decide, for any reason, to make all or any significant portion unavailable in fiscal 1995, the Company would need to pursue alternative financing sources. Moreover, the Company has reached informal agreements and understandings with some of its customers to make payments on accelerated terms. Generally, these arrangements may be canceled at any time and the customers could revert to payments in accordance with usual and customary terms. Should one or more of these customers determine that all or a significant portion of the Company's trade accounts which are currently being paid on accelerated terms should revert to standard terms, there could be a significant impact on liquidity unless the Company has been able to obtain additional or supplementary sources of capital. However, this liquidity risk may be partially ameliorated by the credit available under the contemplated CIT Credit Facility under which available loan proceeds could generally increase as the Company's trade accounts receivable increase. See "Recent Developments".

  The Company operates in a number of foreign countries. Purchases of certain raw materials and certain labor costs are paid for in foreign currencies, as well as repayments of a portion of the Company's Malaysian debt denominated in ringgitts. Raw material purchases in yen are selectively hedged. The Malaysian debt maturities are also hedged. The Company effects these hedges primarily with forward contracts in order to reduce the effects of currency rate fluctuations on its results of operations. However, such fluctuations can have a significant effect on reported cash balances. The effect of foreign currency exchange rate changes was a $1.2 million increase in fiscal 1994, and a $1.0 million decrease in fiscal 1993 in cash and equivalents held in foreign currency.

RECENT DEVELOPMENTS

  As a result of its deteriorating financial condition, operating losses and declining revenues, during fiscal 1994 and continuing into 1995, the Company took a number of actions intended to assure the Company's survivability, to maximize shareholder value and to set the Company on a course leading to a return to profitability. In June, 1994, the Company announced that it had retained Lehman Brothers, Inc. as financial advisors to assist in exploring strategic alliances and other opportunities to maximize shareholder value and, in August, it announced that it had engaged Grisanti, Galef & Goldress, Inc. ("GG&G") a consulting firm with considerable crisis management and turn-around experience, to assist the Company in its efforts to conserve and generate cash and working capital, reduce costs, stem operating losses and return to profitability. Further, Mr. Craig D. Crisman, a partner in GG&G, was appointed as President and Chief Executive Officer and as a member of the Board of Directors of the Company.

  Substantial changes in the Company's executive management team have been implemented and significant reductions in the Company's employment force have taken place. In November, 1994, the Company announced and on December 10, 1994, it completed the sale of its Tape Head business unit to Seagate for $21.5 million of which the Company has received $14.0 million. Of the remaining funds, $1.0 million is held in escrow as a standard hold-back, for one year, to indemnify the buyer for any claims relating to the representations and warranties provided by the Company in connection with the divestiture and $6.5 million is held in escrow pending the completion by the Company of certain performance milestones, most of which are scheduled for completion within twelve (12) months following the sale of this business unit under the Company's agreements to provide certain tape-related goods and services to the buyer following the sale. The Company believes that all or substantially all the funds being held in escrow will eventually be distributed to it. However, if for any reason claims are made by, and resolved in favor of, the buyer to the extent that all or a significant portion of the escrowed funds are not distributed to the Company, this could have an adverse impact on the Company's liquidity.

  In November, 1994, the Company also announced that it had entered into a commitment letter with theCIT Group/Business Credit, Inc. ("CIT") for an asset-based credit facility of up to $35.0 million. The closing of the transaction, which is subject to preparation and execution of definitive loan documentation and certain other closing conditions, is expected to occur in early January, 1995.

  In November, 1994, the Company also announced that it entered into an agreement to dismiss a securities class action suit brought against it and several present and former officers in U.S. District Court for the Central District of California. No findings or admissions of liability on the part of the Company or the named defendants have been made and the Company will not have to make any cash payments to resolve the suit. Moreover, it will not have to undergo protracted and expensive litigation to defend the case. The agreement is subject to the terms of a definitive written agreement which is to be submitted to the court for preliminary approval. Under the terms of the settlement, the Company will contribute shares of its common stock having an aggregate value of $1.25 million.

  The Company has also implemented consolidations of manufacturing operations at several domestic and foreign facilities which have resulted in cost reductions and the sale or expected sale of excess properties and assets. Moreover, the Company has implemented aggressive cash management practices and operating plans for fiscal 1995, that are being closely managed.

  On the basis of these actions and other continuing management actions that are being taken to reduce costs, limit and control capital expenditures, achieve operational objectives and manage cash and working capital resources, the Company's objective is to return to profitability by the end of fiscal 1995, provided there are no significant external adverse developments including, but not limited to, market conditions similar to those experienced in fiscal 1993, major consolidation of customers or competitors, significant and unanticipated technological developments or other considerations.

          CLOSING SALES PRICES OF APPLIED MAGNETICS CORPORATION STOCK

                                        1994         1993
                                     ----------- ------------
                                     HIGH   LOW   HIGH   LOW
                                     ----- ----- ------ -----
         First quarter.............. 6 1/2 5 1/8 11 3/8 5 3/4
         Second quarter............. 7 3/8 5 1/8 14 3/4 9 7/8
         Third quarter.............. 6 5/8 4 1/4 11 3/4 8 1/2
         Fourth quarter............. 5 3/8   4   11 1/4 6 7/8

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                            FOR THE YEARS ENDED SEPTEMBER 30
                                            ----------------------------------
                                               1994        1993        1992
                                            ----------  ----------  ----------
Net sales.................................. $  275,927  $  335,898  $  297,864
Cost of sales..............................    276,790     279,578     241,296
                                            ----------  ----------  ----------
  Gross profit (loss)......................       (863)     56,320      56,568
                                            ----------  ----------  ----------
Research and development expenses..........    (24,682)    (17,504)    (24,100)
Selling, general and administrative
 expenses..................................    (22,474)    (26,554)    (25,489)
Restructuring charge and provisions for
 customer bankruptcies, net of recoveries..        --      (49,600)    (10,290)
License fee income.........................        --          --       10,000
Interest income............................        825         803         221
Interest expense...........................     (4,216)     (5,632)     (5,957)
Other income (expense), net................       (160)      1,244         (69)
                                            ----------  ----------  ----------
  Income (Loss) from continuing operations
   before income taxes.....................    (51,570)    (40,923)        884
Provision for income taxes.................      1,100       2,805         569
                                            ----------  ----------  ----------
Income (Loss) from continuing operations...    (52,670)    (43,728)        315
Discontinued operations, net of related
 income taxes:
  Loss from operations.....................        --          --       (2,422)
  Loss on disposal.........................        --          --      (23,000)
                                            ----------  ----------  ----------
Loss from discontinued operations..........        --          --      (25,422)
                                            ----------  ----------  ----------
Net loss................................... $  (52,670) $  (43,728) $  (25,107)
                                            ==========  ==========  ==========
Net income (loss) per share:
  Income (Loss) from continuing operations. $    (2.39) $    (2.17) $     0.02
  Loss from discontinued operations........        --          --        (1.53)
                                            ----------  ----------  ----------
  Net loss................................. $    (2.39) $    (2.17) $    (1.51)
                                            ==========  ==========  ==========
Weighted average common and dilutive
 equivalent shares outstanding:             22,081,751  20,155,868  16,604,017
                                            ==========  ==========  ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (IN THOUSANDS EXCEPT SHARE AND PAR VALUE DATA)

                                                              SEPTEMBER 30
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
ASSETS
Current assets:
  Cash and equivalents ($15,512 in 1994 and $27,110 in
   1993)................................................... $ 20,761  $ 49,371
  Accounts receivable, less allowances of $3,629 in 1994
   and $3,242 in 1993......................................   18,720    37,873
  Inventories, at lower of cost (first-in, first-out) or
   market..................................................   31,520    42,426
  Prepaid expenses and other...............................    6,879    12,698
                                                            --------  --------
                                                              77,880   142,368
                                                            --------  --------
Property, plant and equipment, at cost:
  Land.....................................................    3,992     4,102
  Buildings................................................   77,745    69,807
  Manufacturing equipment..................................  163,068   147,517
  Other equipment and leasehold improvements...............   30,743    28,690
  Construction in progress.................................   13,814    21,316
                                                            --------  --------
                                                             289,362   271,432
Less--accumulated depreciation and amortization............ (165,046) (152,024)
                                                            --------  --------
                                                             124,316   119,408
                                                            --------  --------
Notes receivable, net......................................    8,557     9,630
Other assets...............................................    9,803     7,110
                                                            --------  --------
                                                            $220,556  $278,516
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Current portion of long-term debt........................ $ 20,412  $ 10,435
  Bank notes payable.......................................   46,062    35,198
  Accounts payable.........................................   22,332    28,287
  Accrued payroll and benefits.............................    9,406    12,145
  Other current liabilities................................   16,111    22,383
                                                            --------  --------
                                                             114,323   108,448
                                                            --------  --------
Long-term debt, net........................................      677    11,550
                                                            --------  --------
Other liabilities..........................................    7,123     7,423
                                                            --------  --------
Shareholders' Investment:
  Preferred stock, $.10 par value, authorized 5,000,000
   shares, none issued and outstanding.....................      --        --
  Common stock, $.10 par value, authorized 40,000,000
   shares, issued 22,161,460 shares in 1994
   and 22,153,742 shares in 1993...........................    2,216     2,215
  Paid-in capital..........................................  178,481   178,533
  Retained earnings (deficit)..............................  (80,779)  (28,109)
                                                            --------  --------
                                                              99,918   152,639
Treasury stock, at cost (92,509 in 1994 and 79,328 shares
 in 1993)..................................................     (812)     (736)
Unearned restricted stock compensation.....................     (673)     (808)
                                                            --------  --------
                                                              98,433   151,095
                                                            --------  --------
                                                            $220,556  $278,516
                                                            ========  ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                FOR THE YEARS ENDED SEPTEMBER
                                                             30
                                                -------------------------------
                                                  1994       1993       1992
                                                ---------  ---------  ---------
Cash Flows from Operating Activities:
Net loss......................................  $ (52,670) $ (43,728) $ (25,107)
Adjustments to derive cash flows:
  Depreciation and amortization...............     23,643     29,866     25,714
  Provision for receivable allowances and
   related costs..............................        100        550        889
  Estimated loss on disposal of discontinued
   operations.................................        --         --      23,000
  Restructuring charges.......................        --      49,600     18,000
  Deferred tax provision (benefit)............        --       1,384       (858)
  Amortization of unearned restricted stock
   compensation, net..........................       (145)     1,225        839
  Other assets................................     (4,167)    (1,103)      (384)
  Other liabilities...........................       (300)    (3,278)       667
  Net assets of discontinued operations.......        --        (501)    (1,244)
  Other, net..................................      1,123        804      1,091
  Working capital changes affecting cash flows
   from operations:
   Accounts receivable........................     19,053    (11,562)    10,756
   Other receivables..........................      5,170     10,900    (16,070)
   Inventories................................     10,906     (5,827)    13,130
   Prepaid expenses and other.................       (305)      (921)    (2,189)
   Accounts payable...........................     (5,955)    (3,007)      (285)
   Accrued payroll and benefits...............     (2,739)     2,558        727
   Deferred income............................     (3,383)     3,383        --
   Other current liabilities..................     (3,271)      (959)   (14,663)
                                                ---------  ---------  ---------
  Net cash flows (used in) provided by
   operating activities.......................    (12,940)    29,384     34,013
                                                ---------  ---------  ---------
Cash Flows from Investing Activities:
Additions to property, plant and equipment....    (31,452)   (56,652)   (26,950)
Proceeds from sale of businesses and assets...      3,516     15,409        575
Notes receivable..............................      2,038      1,433        --
Net investing activities of discontinued
 operations...................................        --         --      (2,861)
                                                ---------  ---------  ---------
 Net cash flows used in investing activities..    (25,898)   (39,810)   (29,236)
                                                ---------  ---------  ---------
Cash Flows from Financing Activities:
Proceeds from debt............................    143,231    108,452    113,470
Repayment of debt.............................   (134,402)  (127,127)  (115,632)
Proceeds from sale of common stock............        --      66,488        --
(Purchase) Issuance of treasury stock, net....        (76)      (105)        66
Proceeds from stock options exercised,
 including tax benefit........................        229      1,580        321
Net financing activities of discontinued
 operations...................................        --         --       1,224
                                                ---------  ---------  ---------
  Net cash flows provided by (used in)
   financing activities.......................      8,982     49,288       (551)
                                                ---------  ---------  ---------
Effect of exchange rate changes on cash and
 equivalents..................................      1,246       (964)     3,308
                                                ---------  ---------  ---------
Net (decrease) increase in cash and
 equivalents..................................    (28,610)    37,898      7,534
Cash and equivalents at beginning of period...     49,371     11,473      3,939
                                                ---------  ---------  ---------
Cash and equivalents at end of period.........  $  20,761  $  49,371  $  11,473
                                                =========  =========  =========
Supplemental Cash Flow Data:
Interest paid, net of amounts capitalized.....  $   4,215  $   4,158  $   6,622
                                                =========  =========  =========
Income taxes paid.............................  $   1,025  $   1,209  $   1,843
                                                =========  =========  =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                           COMMON STOCK                                        TREASURY STOCK
                         ------------------                                   ----------------
                                                                                                  UNEARNED
                                                       RETAINED   CUMULATIVE                     RESTRICTED
                         NUMBER OF           PAID-IN   EARNINGS   TRANSLATION NUMBER OF            STOCK
                           SHARES    AMOUNT  CAPITAL   (DEFICIT)  ADJUSTMENT   SHARES   AMOUNT  COMPENSATION
                         ----------  ------  --------  ---------  ----------- --------- ------  ------------
Balance,
 September 30, 1991..... 16,456,575  $1,646  $109,919  $ 40,726     $1,798     73,119   $(697)    $(3,314)
  Stock options
   exercised............     40,048       4       317       --         --         --      --          --
  Purchase of treasury
   stock, net...........        --      --        --        --         --      (5,493)     66         --
  Restricted stock
   issuance, net........    (52,300)     (6)     (673)      --         --         --      --          679
  Amortization of
   unearned restricted
   stock compensation...        --      --        --        --         --         --      --          839
  Translation
   adjustment...........        --      --        --        --      (1,798)       --      --          --
  Net loss..............        --      --        --    (25,107)       --         --      --          --
                         ----------  ------  --------  --------     ------     ------   -----     -------
Balance,
 September 30, 1992..... 16,444,323   1,644   109,563    15,619        --      67,626    (631)     (1,796)
  Stock options
   exercised............    359,772      36     2,780       --         --         --      --          --
  Stock offering........  5,291,070     529    65,959       --         --         --      --          --
  Purchase of treasury
   stock, net...........        --      --        --        --         --      11,702    (105)        --
  Restricted stock
   issuance, net........     58,577       6       231       --         --         --      --         (237)
  Amortization of
   unearned restricted
   stock compensation...        --      --        --        --         --         --      --        1,225
  Net loss..............        --      --        --    (43,728)       --         --      --          --
                         ----------  ------  --------  --------     ------     ------   -----     -------
Balance,
 September 30, 1993..... 22,153,742   2,215   178,533   (28,109)       --      79,328    (736)       (808)
  Stock options
   exercised............     26,087       3       226       --         --         --      --          --
  Purchase of treasury
   stock, net...........        --      --        --        --         --      13,181     (76)        --
  Restricted stock
   issuance, net........    (18,369)     (2)     (278)      --         --         --      --          280
  Amortization of
   unearned restricted
   stock compensation,
   net..................        --      --        --        --         --         --      --         (145)
  Net loss..............        --      --        --    (52,670)       --         --      --          --
                         ----------  ------  --------  --------     ------     ------   -----     -------
Balance,
 September 30, 1994..... 22,161,460  $2,216  $178,481  $(80,779)    $  --      92,509   $(812)    $  (673)
                         ==========  ======  ========  ========     ======     ======   =====     =======


  The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Applied Magnetics Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain 1992 and 1993 accounts have been reclassified to conform with 1994 presentation.

  TRANSLATION OF FOREIGN CURRENCIES: Financial statements and transactions of subsidiaries operating in foreign countries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. The functional currency for all subsidiaries is the U.S. dollar. The effect of translating assets and liabilities stated in foreign currency is included as a component of "Other Income (Expense), net" in the Consolidated Statements of Operations. Translation and transaction losses of $0.2 million in 1994, gains of $0.8 million in 1993 and losses of $0.1 million in 1992 were included in operations.

  The Company operates in a number of foreign countries. The relative impact of foreign currency fluctuations on revenue is not significant as product pricing is generally based on the U.S. dollar. Purchases of certain raw materials and certain labor costs are paid for in foreign currencies, as are repayments of the Company's Malaysian debt denominated in ringgitts.

  Raw material purchases in yen are selectively hedged. The Malaysian debt maturities are also hedged. The Company effects these hedges primarily with forward contracts in order to reduce the effects of currency rate fluctuations on its results of operations. However, such fluctuations can have a significant effect on reported cash balances.

  Gains and losses on these contracts are deferred and recognized as part of the specific transaction hedged. The cash flow from such contracts is classified in the same category as the transaction hedged in the Consolidated Statements of Cash Flows. The market value of contracts held at September 30, 1994 was $38.1 million which approximated cost.

  DEPRECIATION AND AMORTIZATION POLICIES: Plant and equipment are depreciated or amortized over their estimated useful lives primarily using the straight-line method. Estimated useful lives are as follows:

         Buildings................................   15-50 Years
         Manufacturing equipment..................     2-5 Years
         Other equipment..........................     1-5 Years
         Leasehold improvements................... Term of Lease

  Depreciation and amortization expense from continuing operations amounted to $23.6 million, $29.9 million and $25.7 million in 1994, 1993 and 1992, respectively.

  The Company follows the policy of capitalizing expenditures that materially increase asset lives. Maintenance and minor replacements are charged to operations when incurred. Maintenance and repair expenses charged to operations were $8.7 million, $7.1 million and $5.1 million in 1994, 1993 and 1992, respectively. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in operations.

  The cost of buildings and equipment includes interest expense incurred prior to the time such assets are placed in service. Interest expense of $1.0 million and $0.9 million was capitalized in 1993 and 1992, respectively. No interest was capitalized in 1994.

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

  CASH EQUIVALENTS: Cash equivalents consist primarily of money market instruments maturing within 90 days that are carried at cost, which approximates market.

  INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for purchased parts and manufacturing supplies is based on replacement costs and for other inventory classifications on net realizable value. Inventories consist of purchased materials and services, direct production labor and manufacturing overhead.

  REVENUE RECOGNITION AND WARRANTY POLICIES: Revenue is recognized at the time the product is shipped to the customer. Under the Company's warranty terms, customers are allowed to return products within the applicable warranty periods. The Company accrues for the estimated rework and scrap costs associated with anticipated returns. In addition, the Company reverses the net sales and associated costs upon receipt of returned products.

  NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE: Net income (loss) per common and common equivalent share is calculated using the treasury stock method, except in those periods where the effect of including common equivalent shares is anti-dilutive.

  RETAINED (DEFICIT) EARNINGS: Retained (deficit) earnings are also charged for the amount paid in excess of par value for stock that is repurchased and retired. Cumulative charges to retained deficit for stock dividends and repurchases amounted to $38.3 million at September 30, 1994.

  RESEARCH AND DEVELOPMENT EXPENSES: The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new products and product applications and related manufacturing processes. The costs of these programs are classified as research and development expenses and are charged to operations as incurred. Sustaining engineering is charged to cost of sales.

  OTHER LIABILITIES: Other liabilities are primarily composed of the non-current portion of accrued expenses related to various employee compensation plans.

  INCOME TAXES: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 3.

  STOCK OPTIONS: Proceeds from the sale of common stock issued upon the exercise of stock options are credited to common stock and paid-in capital accounts at the time the option is exercised. Income tax benefits attributable to stock options exercised are credited to paid-in capital when realized. See
Note 4.

  CONSOLIDATED STATEMENTS OF CASH FLOWS: In accordance with Statement of Financial Accounting StandardsNo. 95, "Statement of Cash Flows," the Company has selected the "indirect method" of presentation for reporting cash flows.

2. SEGMENTS OF BUSINESS

  The Company operates in one market worldwide -- components for the computer peripheral industry.

  Consolidated net sales of 10% or more were made to four customers in 1994 (53%, 13%, 10% and 10%), four customers in 1993 (28%, 21%, 18% and 17%), and two customers in 1992 (34% and 27%). Two of these customers accounted for more than 10% of consolidated net sales in 1994, 1993, and 1992, and two customers accounted for more than 10% of consolidated net sales in 1994 and 1993. Net sales to the Company's ten largest customers represented approximately 99%, 98% and 96% of net sales in 1994, 1993 and 1992, respectively. The Company's trade receivables are unsecured and are primarily due from the above customers.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

  Export sales are made by the United States operations to the following geographic locations:

                                                        1994     1993     1992
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
      Europe......................................... $  1,523 $ 11,533 $ 50,682
      Asia...........................................   35,082    6,564   15,271
      South America..................................       67       --    5,820
                                                      -------- -------- --------
                                                       $36,672  $18,097  $71,773
                                                      ======== ======== ========

  Information regarding the Company's domestic and foreign operations is as follows:

                                              UNITED STATES FOREIGN    TOTAL
                                              ------------- --------  --------
                                                      (IN THOUSANDS)
      1994
      Net sales..............................   $ 98,680    $177,247  $275,927
                                                ========    ========  ========
      Loss from operations before interest,
       general corporate expenses and income
       taxes.................................   $(27,242)   $(18,748) $(45,990)
      Interest income........................        739          86       825
      Interest expense.......................     (1,841)     (2,375)   (4,216)
      General corporate expenses.............     (1,420)       (609)   (2,029)
      Other income (expense).................     (1,690)      1,530      (160)
                                                --------    --------  --------
      Loss from operations before income
       taxes.................................   $(31,454)   $(20,116) $(51,570)
                                                ========    ========  ========
      Identifiable assets....................   $141,029    $ 79,527  $220,556
                                                ========    ========  ========
      1993
      Net sales..............................   $159,854    $176,044  $335,898
                                                ========    ========  ========
      Loss from operations before interest,
       general corporate expenses and income
       taxes.................................   $(31,445)   $ (4,697) $(36,142)
      Interest income........................        759          44       803
      Interest expense.......................     (2,413)     (3,219)   (5,632)
      General corporate expenses.............       (597)       (599)   (1,196)
      Other income (expense).................       (707)      1,951     1,244
                                                --------    --------  --------
      Loss from operations before income
       taxes.................................   $(34,403)   $ (6,520) $(40,923)
                                                ========    ========  ========
      Identifiable assets....................   $164,267    $114,249  $278,516
                                                ========    ========  ========
      1992
      Net sales..............................   $203,090    $ 94,774  $297,864
                                                ========    ========  ========
      Income from continuing operations
       before interest, general corporate
       expenses and income taxes.............   $  5,326    $  2,812  $  8,138
      Interest income........................        191          30       221
      Interest expense.......................     (3,254)     (2,703)   (5,957)
      General corporate expenses.............       (847)       (602)   (1,449)
      Other income (expense).................       (975)        906       (69)
                                                --------    --------  --------
      Income from continuing operations
       before income taxes...................   $    441    $    443  $    884
                                                ========    ========  ========
      Identifiable assets....................   $160,241    $103,078  $263,319
                                                ========    ========  ========

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

  Foreign operations primarily consist of operations in the Asia-Pacific region.

  See Note 6 regarding charges recorded in 1993 and 1992 associated with restructuring of operations and customer bankruptcies. The segment of business information presented above reflects an allocation of such restructuring charges to the location in which restructuring costs were incurred and an allocation of the customer bankruptcy charges on the basis of the location in which the original sale was recorded. The amounts of these charges allocated between foreign and domestic operations were $30.0 million and $19.6 million, respectively, in 1993, and $11.3 million and$6.7 million, respectively, in 1992.

  Results of operations for United States-based operations include substantial research and development expenditures which are not allocated directly to foreign operations. Foreign operations incur relatively minor amounts of research and development expenditures, thereby causing a favorable comparison with the operating results of United States-based operations.

  License fee income and research and development cost offsets relating to the license and technology development agreement with Hitachi Metals, Ltd. ("HML") have been included as United States income. See Note 9.

3. INCOME TAXES

  The provision for income taxes for the years ended September 30, were as follows:

                                                            1994   1993   1992
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
      Federal income taxes
        Current........................................... $  --  $  --  $  --
        Deferred..........................................    --   1,384   (858)
      State income taxes
        Current...........................................    211    226     44
        Deferred..........................................    --     --     --
      Foreign income taxes................................    889  1,195  1,383
                                                           ------ ------ ------
                                                           $1,100 $2,805 $  569
                                                           ====== ====== ======

  Reconciliations of the actual provisions for income taxes to the income tax calculated at the United States Federal rates for continuing operations were as follows:

                                                       1994      1993     1992
                                                     --------  --------  ------
                                                          (IN THOUSANDS)
      Income tax at the United States Federal
      income
      tax rate.....................................  $(18,050) $(13,913) $  301
      State income taxes, net of Federal income tax
       benefit.....................................       137       149     135
      Foreign income taxed at lower rate...........      (550)   (1,536) (4,029)
      Temporary differences/net operating losses
       not benefitted..............................    19,563    18,116   4,143
      Other, net...................................       --        (11)     19
                                                     --------  --------  ------
                                                     $  1,100  $  2,805  $  569
                                                     ========  ========  ======

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

  The Company elected early adoption of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. The adoption of SFAS 109 did not have a material effect on the 1992 consolidated financial statements. The provision (benefit) for deferred income taxes results from temporary differences which consisted of different tax bases for assets and liabilities than their reported amounts in the financial statements. Such differences result in recognition of income or expense in different years for tax and financial statement purposes. The sources of these differences and the tax effect of each at September 30, 1994 and 1993 were as follows:

                                                               1994      1993
                                                             --------  --------
                                                              (IN THOUSANDS)
      Deferred compensation................................. $  1,032  $  1,446
      Inventory reserves....................................    5,181     7,214
      Restructuring & other reserves........................   10,169    11,091
      Net operating loss carryforwards......................   24,204    19,630
      Foreign tax & general business credit carryforwards...    4,763     4,051
      Depreciation..........................................   (3,396)   (2,340)
      Other, net............................................      852      (137)
                                                             --------  --------
        Subtotal............................................ $ 42,805  $ 40,955
      Valuation allowance...................................  (42,805)  (40,955)
                                                             --------  --------
      Total net deferred tax asset (liability).............. $    --   $    --
                                                             ========  ========

  SFAS 109 requires that all deferred tax balances be determined using the tax rates and limitations expected to be in effect when the taxes will actually be paid or recovered. Consequently, the income tax provision will increase or decrease in the period in which a change in tax rate or limitation is enacted. As of September 30, 1994, the Company had total deferred tax liabilities of $3.4 million and total deferred tax assets of $46.2 million. The Company recorded a valuation allowance in the amount of $42.8 million against the amount by which deferred tax assets exceed deferred tax liabilities. The valuation reserve increased from $41.0 million as of September 30, 1993 primarily due to the current year temporary differences.

  Consolidated retained deficit at September 30, 1994 included approximately $56.9 million of accumulated earnings of foreign operations for which a deferred tax liability has not been recognized. The additional taxes which may become due if those earnings were to be repatriated to the United States, after utilizing available foreign tax credits, would be approximately $18.3 million. However, the Company intends to reinvest these earnings indefinitely in maintaining its foreign operations.

  The Company had net operating loss carryforwards available for tax purposes of approximately $64.1 million, of which $23.8 million, $24.0 million and $16.3 million will expire in 2006, 2008 and 2009, respectively.

4. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS

  The Company adopted stock option plans in 1988, 1992 and 1994. Incentive or nonstatutory stock options may be granted under the 1992 and 1994 plan while the 1988 plan is limited to nonstatutory options only. At September 30, 1994, the Company had reserved 744,288 shares of its $.10 par value Common Stock (Common Stock) for future issuance under these plans. The options are issued at exercise prices equal to the fair market value of the Common Stock at the date of grant, and, accordingly, the Company makes no charges against income with respect to these options. At September 30, 1994, options for 1,553,502 shares under these three plans were outstanding at prices from $5.00 to $13.63 per share, of which options for 812,002 shares were exercisable. During 1994, 2,625 options were exercised and options for 672,959 shares were canceled or expired under these plans.

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

  The Company adopted long-term incentive plans in 1982, 1986 and 1989. Under the 1982 and 1986 plans, options were issued at exercise prices lower than the market value at the date of grant. The Company accrued as compensation expense, over the life of the plans, the amount by which the market price exceeded the exercise price at the date of grant for options outstanding and for cash performance awards granted under the plans. At September 30, 1994, no options to purchase Common Stock were available for future issuance under these two plans, and nonstatutory options of 113,781 shares were outstanding at prices from $1.30 to $10.95 per share, 87,228 shares of which were exercisable. During 1994, options for 23,162 shares were exercised at prices from $1.30 to $2.04 per share, and options for 13,297 shares were canceled. Under the 1989 plan, the Company grants shares of Common Stock at no cost to the participants. These shares are subject to restrictions which prohibit selling, transferring, assigning or otherwise disposing of the Common Stock. The restrictions automatically expire ten years following the date of grant, or earlier if certain performance objectives are achieved. The market value of Common Stock issued is recorded as unearned restricted stock compensation and shown as a separate component of shareholders' investment. This compensation is amortized against income over the periods in which the participants perform services. At September 30, 1994, 80,307 shares were available for future issuance under the 1989 plan and 76,798 shares remain subject to restrictions. During 1994, 40,000 shares were issued, 58,369 shares were canceled and restrictions were removed from 63,183 shares under the 1989 plan. Compensation expense recorded under the three plans during 1994, 1993 and 1992 was approximately$0.2 million, $1.2 million and $0.8 million, respectively.

  In 1994, the Company adopted a non-qualified stock option plan for non-employee directors (the "1994 Directors' Plan"). A total of 150,000 shares of the Company's Common Stock are reserved for issuance under the 1994 Directors' Plan. Under this plan, directors who are not employed by the Company are granted options to purchase 5,000 shares of the Company's Common Stock upon being elected to the board and, thereafter, such directors receive automatic annual grants of options to acquire 5,000 shares of Common Stock on March 1 of each year provided the person continues to serve as a director. The exercise price of the options is set as the closing price of the common stock on the New York Stock Exchange on the date of grant. The options granted under the 1994 Directors' Plan become exercisable in one third increments beginning on the first anniversary following the date of grant. At September 30, 1994, options for 15,000 shares had been granted under this plan. The Company's 1988 Directors' Stock Option Plan was suspended in 1994.

  The Company has authorized a class of Preferred Stock consisting of 5,000,000 shares, $.10 par value. The Board of Directors has authority to divide the Preferred Stock into series, to fix the number of shares comprising any series and to fix or alter the rights, privileges and preferences of the Preferred Stock. No shares of the Preferred Stock were outstanding at September 30, 1994 or September 30, 1993. During 1988, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock to stockholders of record on November 4, 1988. Each Right entitles the holder to buy the economic equivalent of one share of Common Stock in the form of one one-hundredth of a share of the Preferred Stock at an exercise price of $75.00. Under certain conditions, each Right will entitle its holder to purchase, at the Rights exercise price, shares of the Company's Common Stock or common stock equivalents having a market value of twice the Right's exercise price.

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

5. NOTES PAYABLE AND LONG-TERM DEBT

  Notes payable and long-term debt consisted of the following at September 30:

                                                                  1994    1993
                                                                 ------- -------
                                                                 (IN THOUSANDS)
      7% secured note purchase agreement, due January 10, 1995.  $ 9,827 $ 9,165
      Unsecured revolving credit agreement due March, 1995,
      interest rate of 5.4% as of September 30, 1994...........   10,000  10,000
      Unsecured Malaysian bank credit facility, interest rates
      from 4.0% to 6.6% as of September 30, 1994...............   46,062  35,198
      Mortgage payable, interest rate of 8.50% as of September
       30, 1994................................................      146   1,691
      Capital leases, interest rates from 9.50% to 13.30%......    1,116   1,129
                                                                 ------- -------
                                                                  67,151  57,183
      Less--current portion, including bank notes payable......   66,474  45,633
                                                                 ------- -------
                                                                 $   677 $11,550
                                                                 ======= =======

  The aggregate principal payments of bank notes payable and long-term debt for the years subsequent to September 30, 1994 are: 1995--$66.6 million, 1996--$0.4 million, 1997--$0.1 million, 1998--$0.1 million.

  In December, 1992, the Company entered into a $10.0 million note purchase agreement with Conner Peripherals, Inc. ("Conner"). The agreement is secured by accounts receivable arising from purchase orders placed with the Company by Conner and by certain capital equipment. The underlying loan, which matures in December 1994, is convertible, at Conner's election at any time, into shares of the Company's $.10 par value Common Stock at a conversion price of $10.25 per share. Interest expense was prepaid at issuance, resulting in net proceeds of approximately $8.6 million. The loan does not contain financial covenants. On December 21, 1994, in connection with the contemplated credit agreement between the Company and The CIT Group/Business Credit, Inc. ("CIT"), described herein, the Company and Conner entered into an agreement to extend the maturity date of the Note Purchase Agreement to the earlier of January 10, 1995, or the closing date of the CIT credit agreement.

  In October, 1992 the Company obtained an extension of the maturity date on a $10.0 million revolving credit facility from a commercial bank. This credit facility provides for up to $10.0 million in aggregate commitments and is supported by a letter of credit issued for the account of HML, subject to reimbursement by the Company. The interest rate for the amounts outstanding under the credit facility was 5.4% for fiscal 1994. The credit facility was amended to extend the maturity for one year. All amounts outstanding must be repaid on March 15, 1995. The credit facility does not contain financial covenants.

  The Company's Malaysian subsidiary has unsecured loan facilities with a Malaysian bank which has been in place since June, 1990, is callable on demand, has no termination date, and is guaranteed by the Company. The export credit/bankers' acceptance facility is denominated in Malaysian ringgitt, the Onshore Foreign Currency Loan is denominated in U.S. dollars, and the combined facilities provide up to approximately $47 million in financing which is subject to the Company generating sufficient export volumes. The export credit facility bears interest at a rate subsidized by the Malaysian government which at September 30, 1994 was 4.0% and had an outstanding balance of approximately $19.6 million. If not subsidized, the entire facility would bear interest at market rates. The bankers' acceptance facility bears interest at current market rates for bankers' acceptances, which at September 30, 1994, ranged from 5.2% to 5.5%, and had an outstanding balance of approximately $17.9 million. The Onshore Foreign Currency Loan bears interest at Singapore interbank offered rates ("SIBOR") plus 1.25%, which at September 30, 1994, ranged from 5.8% to 6.6%, and had an outstanding balance of approximately $8.6 million. The Company anticipates continuing to qualify for

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES the subsidy. At September 30, 1994, $46.1 million was outstanding and payable during the first and second quarters of fiscal 1995 and the subsidiary had sufficient export volumes to access the entire amount of the credit facility. The Company's practice is to repay maturities with new borrowings under the facility and anticipates that its ability to do so will continue throughout fiscal 1995. The Company classifies the debt as current due to the short-term nature of the individual maturities.

6. RESTRUCTURING CHARGE AND CUSTOMER RECEIVABLES

  The Company recorded restructuring charges of $18.0 million and $49.6 million in 1992 and 1993, respectively. The 1992 charge related to costs associated with continued consolidation and streamlining of the Company's business group organization and operating locations, production reorganization, training and severance which, collectively, totaled $8.0 million and the write-off of equipment and tooling of $10.0 million made obsolete primarily as a result of the Company's decision to focus on its core business of designing, manufacturing and marketing magnetic recording heads. The restructuring activity related to the 1992 charge was substantially completed by June 30, 1993. The 1993 charge included $10.0 million related to anticipated costs of further consolidating manufacturing resources and $39.6 million related to the write-down of equipment to estimated net realizable value as a result of various factors particularly the unexpectedly rapid market transition from ferrite to thin-film and from the thin-film microslider to the nanoslider form factor. The Company charged costs against these reserves of $13.0 million, $43.4 million and $5.1 million in 1992, 1993, and 1994, respectively. During fiscal 1994, the Company transferred manufacturing operations of its subsidiary, Applied Magnetics Singapore, Pte. ("AMS") to the Company's Malaysian facility and made AMS its primary customer support center for Southeast Asia. The Company also reduced its domestic workforce, in non-production functions, by approximately 30%. The costs associated with these actions were provided for in the fiscal 1993 restructuring charge. The balance of the 1993 restructuring charge of $6.1 million is included as a component of Other Current Liabilities in the accompanying Consolidated Balance Sheet at September 30, 1994. This amount will be used to offset restructuring costs expected to be incurred in fiscal 1995.

  The Company provided allowances for doubtful collections and related contingencies in the amounts of$15.5 million and $6.5 million in 1990 and 1991, respectively, and recorded recoveries related to such charges of$7.7 million in 1992. The charges related to the bankruptcy filings of several of the Company's customers. The primary source of the 1992 recoveries related to the proceeds from the sale of approximately 499,000 shares of Maxtor Corporation ("Maxtor") common stock. The Maxtor shares were received as a part of a debt settlement agreement with Maxtor, the successor to the assets of MiniScribe Corporation, which filed for protection under the Bankruptcy Code in 1990.

7. COMMITMENTS

  A portion of the Company's facilities and equipment are leased under non-cancelable operating leases and certain equipment is leased under capitalized leases. The terms of the leases for facilities and equipment expire over the next five years with renewal options in certain instances.

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

Future minimum lease payments under capital and operating leases as of September 30, 1994 are as follows:

                                                                    LEASES
                                                               -----------------
                                                               CAPITAL OPERATING
                                                               ------- ---------
                                                                (IN THOUSANDS)
      1995.................................................... $  670   $ 7,104
      1996....................................................    529     6,921
      1997....................................................    115     4,672
      1998....................................................      0     1,783
      1999....................................................      0        21
                                                               ------   -------
      Total minimum payments..................................  1,314   $20,501
                                                                        =======
      Less imputed interest...................................    199
                                                               ------
      Present value of payments under capital leases.......... $1,115
      Less current portion....................................    565
                                                               ------
      Long-term lease obligations............................. $  550
                                                               ======

  Manufacturing and other equipment at September 30, 1994 include assets under capitalized leases of $1.9 million with related accumulated amortization of $0.9 million.

  Total rental expense, net of sublease rental income, for the years ended September 30, 1994, 1993, and 1992, including items on a month-to-month basis, was approximately $3.6 million, $4.0 million and $3.4 million, respectively.

The Company does not have a post-retirement benefits program. As a result no corresponding accrual has been reflected on the accompanying Consolidated Balance Sheets.

  Post employment benefits provided by the Company are not material.

8. DISCONTINUED OPERATIONS

  In June, 1992, the Company developed plans to divest its non-core businesses. Based on the estimated proceeds to be received upon completion of these divestiture plans and estimated operating losses through the expected disposition dates. The Company recorded a charge for discontinued operations of $23.0 million in fiscal 1992. All sales were completed in fiscal 1993, thereby completing the disposition of the Company's discontinued operations. The Company incurred a loss from operations from the measurement date (June 30, 1992) to September 30, 1993 of $959,000 which was charged to the reserve.

  During fiscal 1993, the Company completed the sale of its Magnetic Data, Inc. ("MDI") and Brumko Magnetics ("Brumko") subsidiaries to Delta Bravo, Inc., a privately owned company. The Company also sold its Optical Products Division ("OPD") to Most, Inc. ("MOST"), a majority-owned subsidiary of Nakamichi Corporation Japan. The sales proceeds for these transactions consisted of cash of $3.9 million and three promissory notes and securities which notes were recorded at their aggregate face value of $17.8 million. One of the notes bears interest at a rate of 10.0%, with accrued interest and principal due at maturity in 1996. The second note bears interest at a rate of 8.0%, with interest payable quarterly, and the principal due at maturity in 2000. The third note bears interest at a rate of 8.0%, with interest payable quarterly, and the principal payable from 1995 to 1998. Sales proceeds approximated the carrying value of the assets sold.

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

  In March, 1992, the Company sold the business and assets of its Test Systems and Instrumentation Division ("Division") and, as consideration received the buyer's promissory notes and common stock. The notes were secured by the assets sold by the Company and were valued at their estimated realizable value, $1.8 million, which approximated the carrying value of the assets sold. In 1993, the buyer defaulted under the notes and in connection with the exercise by the Company of its rights as a secured creditor, the Company transferred certain assets of the Division to Cambrian Systems, Inc., an unrelated third party, in exchange for certain royalty payment obligations.

  In November, 1991 the Company completed the sale of its Nortronics Company, Inc. ("Nortronics") subsidiary. Prior to the sale, Nortronics distributed to the Company, in the form of a dividend, two facilities, with a book value of $3.8 million. The Company classified the net book value of the facilities in Other Assets on the accompanying Consolidated Balance Sheet as of September 30, 1993. The sale was for $1.9 million, consisting of cash and a$1.25 million secured note receivable, bearing interest at 8.0%, and payable through 2001. Sale proceeds approximated the Company's investment in Nortronics. In September, 1994, one facility was sold for $2.5 million in cash and a$0.5 million secured note receivable, bearing interest at 8.0% and payable through October, 1999; the other facility is currently leased under a long-term lease to the current owners of Nortronics. The Company has classified the net book value of the remaining facility in Other Assets on the accompanying Consolidated Balance Sheet as of September 30, 1994.

  Operating results of discontinued operations for the years ended September 30, 1993 and 1992 reflected net sales of $26.7 million and $69.2 million, respectively. For fiscal year 1993, no income or loss was recognized from discontinued operations. Operating results for discontinued operations for the year ended September 30, 1992 reflected a loss of $2.4 million.

9. LICENSE AND TECHNOLOGY DEVELOPMENT AGREEMENTS

  In September, 1992, the Company entered into a license and technology development agreement with HML (the "HML Agreement") to further the development and marketing of advanced magnetic recording disk head technologies and products. Under the HML Agreement, received. In addition, HML agreed to pay the Company $25.0 million, net of $1.0 million in foreign withholding taxes, and to supply additional technical resources in exchange for certain licenses covering existing technology and future technology developed by the companies under the joint development activities contemplated by the Agreement. The combined technical and financial resources of the Company and HML focused on the improvement of the Company's inductive thin-film disk head business and the development and commercialization of MR thin-film disk head products. HML will have rights to manufacture products based on this technology and will have certain marketing and distribution rights for certain disk head products and markets. HML also provided a guarantee for the extension of the Company's existing $10.0 million revolving credit facility to March, 1995.

  During fiscal 1993, the Company entered into additional technology development agreements (the "Development Agreements") with four major domestic disk drive companies relating to the development of MR thin-film disk head products and technology. During fiscal 1994, the joint development efforts under one of these Development Agreements were suspended and, under the remaining Development Agreements, funding of up to an aggregate of $3.1 million was paid to the Company from inception of these programs through the first quarter of fiscal 1994. During each of fiscal years 1994 and 1993 the Company recognized as income, funding under the HML Agreement and the Development Agreements in the amounts of $14.1 million and $15.1 million, respectively.

10. SUBSEQUENT EVENTS

  SALE OF TAPE SUBSIDIARY: On November 8, 1994, the Company announced that it had entered into an agreement to sell its tape head subsidiary to Seagate Technology, Inc. ("Seagate") for $21.5 million cash, of which the Company has received $14.0 million. Of the remaining funds, $1.0 million is held in escrow as a standard hold-back, for one year,

                APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES to indemnify the buyer for any claims relating to the representations and warranties provided by the Company in connection with the divestiture and $6.5 million is held in escrow pending the completion by the Company of certain performance milestones under the Company agreements to provide certain tape-related goods and services to the buyer following the sale. This transaction closed on December 10, 1994. This sale is consistent with the Company's objective of focusing its efforts and resources on its core business, ferrite, thin-film and MR disk head products.

  NEW CREDIT FACILITY: On November 15, 1994, the Company announced that it had entered into a commitment letter with The CIT Group/Business Credit, Inc. ("CIT"), under which the Company will be provided secured financing, in the form of a revolving line of credit, for up to $35.0 million. The amount available for borrowing at any time under the facility will be subject to certain asset ratios and other considerations. The closing of the transaction is expected to be completed by early January, 1995.

  SETTLEMENT OF CLASS ACTION LAWSUIT: On November 18, 1994, the Company announced that it had entered into an agreement to dismiss the 1993 securities class action suit brought against the Company and certain present and former Company officers in U.S. District Court for the Central District of California. Settlement of the suit is subject to the terms of a definitive agreement which is expected to be submitted to the court for preliminary approval during December, 1994. The settlement is ultimately subject to final court approval after notice to the class members of the terms. Under the terms of this settlement, the Company will not be required to make any cash payments but will contribute shares of its common stock having an aggregate value of $1.25 million. The stock, along with $2.75 million from the Company's insurance carrier, will be distributed, after court approval, to a class consisting of all persons who purchased the Company's common stock during the period of October 22, 1992, through October 1, 1993. The accompanying consolidated financial statements reflect a provision for the value of the common stock which will be issued by the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Applied Magnetics Corporation:

  We have audited the accompanying consolidated balance sheets of Applied Magnetics Corporation (a Delaware corporation) and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Magnetics Corporation and subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
December 22, 1994

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

BOARD OF DIRECTORS                        CORPORATE HEADQUARTERS

Harold R. Frank                           Applied Magnetics Corporation
Chairman of the Board                     75 Robin Hill Road
                                          Goleta, California 93117
Craig D. Crisman                          Telephone (805) 683-5353
President, Chief Executive Officer        Fax (805) 967-8227
and Chief Financial Officer

Herbert M. Dwight, Jr.                    COMPANIES AND LOCATIONS
President, Optical Coating Laboratory,
Inc.                                      Applied Magnetics Corporation
                                          Goleta, California
Dr. R.C. Mercure, Jr.
Professor and Director,                   Applied Magnetics Ireland, Ltd. Inc.
Engineering Management Program,           Dublin, Ireland
University of Colorado at Boulder
                                          Applied Magnetics Korea, Ltd.
                                          Seoul, Korea
EXECUTIVE OFFICERS
                                          Applied Magnetics (Singapore) Pte Ltd.
Harold R. Frank                           Singapore
Chairman of the Board
                                          Applied Magnetics (Malaysia) Sdn. Bhd.
Craig D. Crisman                          Penang, Malaysia
President, Chief Executive Officer
and Chief Financial Officer
                                          TRANSFER AGENT AND REGISTRAR
Raymond P. Le Blanc
Vice President, Secretary and General     First Interstate Bank of California
Counsel                                   Post Office Box 3667, Terminal Annex
                                          Los Angeles, California 90051
Peter T. Altavilla
Corporate Controller
                                          AUDITORS
John E. Ross
General Manager, Wafer Fabrication        Arthur Andersen LLP
                                          633 West Fifth Street
                                          Los Angeles, California 90071


                                          COMMON STOCK

                                          Symbol: APM
                                          Listed: New York Stock Exchange

            APPLIED MAGNETICS
            CORPORATION

            75 Robin Hill Road
            Goleta, California 93117
            (805) 683-5353






            APPLIED MAGNETICS is a registered trademark of Applied Magnetics Corporation in the United States and other countries.